U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 GENROCO, Inc.
  ----------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Wisconsin                               88-0230309
   ---------------------------------      ------------------------------------
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporationor organization)

        255 Info Highway, Slinger, WI                         53086
 -------------------------------------------        --------------------------
  (Address of principal executive offices)                  (Zip code)

Issuer's telephone number  (262) 644-8700
                           ---------------------------------------------------
Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which registered
--------------------------------   -------------------------------------------
          None                                        None

Securities to be registered under Section 12(g) of the Act:


                    Common Stock, par value $0.02 per share
  ---------------------------------------------------------------------------
                                (Title of class)

                                    PART I.

Item 1.     Description of Business.

GENERAL OVERVIEW

GENROCO, Inc. and its wholly owned subsidiaries, VideoPropulsion, Inc. and GENROCO International, Inc. (collectively the "Company" or "GENROCO") design, manufacture and sell a range of ultra high-performance network interface cards, bridges and switches. This equipment, largely because of the Company's associated software, is capable of moving data from one point to another, within a computer configuration or on a data network, at speeds far in excess of what the typical high-performance computer installation does today.

The Company is located in Slinger, Wisconsin (30 miles north of Milwaukee) and has 28 employees. The Company has an experienced management team that will focus on continuing to develop and market sophisticated enabling Input/Output (I/O) technologies for strategic partners and customers along with Storage Area Network ("SAN") and Digital Video Broadcast ("DVB") solutions for sale directly to end users.

The Company's primary focus is the SAN market and this effort currently receives the majority of the Company's available research and development resources. In order to focus on the emerging DVB market, which the Company believes will bring High Definition Television and Video-On-Demand ("VOD") functionality into the average household within five years, the Company recently formed a new wholly-owned subsidiary VideoPropulsion, Inc. ("VPI"). In January 2000, the Company intends to spin-off the subsidiary (subject to approval of the Board of Directors and compliance with the securities laws) in the form of a stock dividend to all GENROCO, Inc. shareholders of record.

The Company (initially General Robotics Corporation) has been in business since 1974 and was reorganized under the laws of the State of Wisconsin in 1989 as GENROCO, Inc. The Company's Internet address is www.genroco.com.
                                                 ---------------

PRINCIPAL PRODUCTS AND MARKETS

GENROCO's current products excel at moving data within a computer (from the computer's storage devices to the computer's CPU and back) at faster data-rate speeds than is possible with other existing technology. Consequently, the Company's established customer base includes Compaq, Tektronix, Fujitsu, SGI, Sun Microsystems, and Hewlett Packard, plus the US Departments of Defense and Energy and integrators who sell to them.

Current products include Host Bus Adapters ("HBA") and Network Interface Card ("NIC") printed circuit boards, populated with standard and custom integrated circuit chips and other electronic components. These circuit boards use Fibre Channel ("FC") and HIPPI-800 ("HIPPI") communication protocols for a variety of applications.

The Company's future target market is the emerging Scheduled Transfer ("ST") Enabled SAN market and DVB market. In response to an increasing demand for higher speed data paths, which can inter-operate with existing network infrastructure, the Company is developing a family of host bus adapters, storage arrays, switches and routers. The SAN market is aimed toward very large high-performance computer configurations. The Company currently enjoys a "first-to-market" position with respect to SANs running on ultra high-speed backbones and is positioned to capture a reasonable share of the network data storage market which is expected to grow at a rate of 21.5% per year to more than $60.0 billion by 2003 up from $18.8 billion in 1997, per information compiled by the Gartner Group.

The Company anticipates that its future products will be sold into a variety of applications oriented around very large SANs with backbone speeds of gigabytes per second between a number of industry standard communication fabrics (e.g., GigE and ATM). Though initially based on GSN backbones, this technology is expected to be used to enhance the performance of System I/O (SIO), a recent merger of the Future I/O (FIO) and Next Generation I/O (NGIO), now under development by a consortium of major companies (Compaq, IBM, HP, Intel, and others) in the computer industry.

     ABOUT SCHEDULED TRANSFER (ST)

     ST is a new ANSI standard network protocol designed to allow many times higher bandwidth with much lower host platform overhead than TCP/IP or any other current industry standard. An ST datagram over any type of network commences, or is "scheduled", only when a ready transmit buffer is matched by an equal sized, ready receive buffer at the destination. This allows the sending and receiving engines at endpoints of a network to operate at the highest possible speed and efficiency by eliminating buffer over-runs and under-runs.

     ABOUT GIGABYTE SYSTEM NETWORK (GSN)

     GSN is the highest bandwidth and lowest latency open system industry standard, providing full duplex 800 megabyte per second channel of error-free, flow controlled data. The technology is utilized wherever organizations require timely movement of large amounts of information including scientific and technical computing, digital TV and movie production, data mining, transaction processing, video and film archiving, and storage management. The ANSI standard provides for interoperability with disparate technologies including Ethernet, FC, ATM, HIPPI-800, and other standards. The GSN fabric operates at a full duplex data rate of 1.6 gigabytes per second making it an extremely fast backbone for multiplexing FC storage data streams.

The Company's ability to penetrate the network-independent SAN market is a function of its:

     1. success in implementation of ST software drivers for various platforms;
     2. ability to partner with an appropriate RAID supplier; and
     3. finding an integration, installation, and maintenance partner.

STRATEGIC DIRECTION

GENROCO initially positioned itself as an engineering and marketing company with a focus on solving complex I/O problems for many of the major manufacturers of supercomputers and top-end server systems. During its early years, the Company focused on producing unique or custom controller cards for a number of platform vendors with a focus on Digital Equipment Corporation's (now owned by Compaq) requirements. Experience in these areas led to OEM contracts for its products with Compaq, Tektronix, Fujitsu and Hewlett Packard as well as partnerships with SGI, Sun and others.

In the early 1990's the Company developed and introduced a family of disk controllers that is the foundation for products currently being sold and undergoing additional research.

The Company now intends to develop and produce a family of products designed to resolve the fan-out and bandwidth problems associated with building very large SAN systems and provide cross-platform support using FC, HIPPI, GSN, GigE, and/or ATM communication protocols. The Company believes this is a high growth segment in which it can successfully compete.

DISTRIBUTION AND SALES CHANNELS

The Company currently uses a direct sales force of four people, which receives technical and sales support from the engineering staff on an as needed basis. Products are typically shipped from the Company's Wisconsin facility direct to the customer via an independent shipping service.

The Company actively sells its products and technology throughout the World. Approximately 53%, 22% and 37% of fiscal 1999, 1998 and 1997 sales were made to Foreign customers. This effort is coordinated by a GENROCO employee residing near CERN, the European laboratory for particle research, located n Geneva, Switzerland. Current sales to European customers include FC products to Compaq
- France.

The sales effort in Japan is spearheaded by Tokyo Electron under a distribution agreement with the Company. The Company also sells HBAs directly to Fujitsu and other Japanese supercomputer manufacturers.

GOVERNMENTAL REGULATIONS

Currently the Company is not affected by existing governmental regulations on its business nor is management aware of any pending legislation that could materially impact the Company's operations. The Company is not impacted by environmental regulations and its production process does not generate any pollutants. Costs incurred by the Company in order to comply with environmental regulations are negligible.

FISCAL YEAR END

The Company has a fiscal year end of March 31. The results herein include the years ended March 31, 1999 ("1999"), March 31, 1998 ("1998"), and March 31, 1997
("1997").  The fiscal year ending March 31, 2000 is referred to as "2000".

MAJOR CUSTOMERS

The following customers comprise a significant portion of the Company's business:

CUSTOMER REVENUE AS A PERCENT OF TOTAL REVENUE

                         1999      1998      1997
                         ----      ----      ----
      Tektronix          28%       41%       17%
      Compaq             34%       11%        9%
      Fujitsu            19%       14%       27%
      Convex             - %       11%       12%
      STL                2 %       10%       12%

      The balance of the business is generated from approximately 30 customers.

COMPETITION

Direct competition for the Company's GSN products is expected to come from PMR for the GSN switch as well as Silicon Graphics Inc. for the PCI GSN HBA. The Company intends to face the Competition by delivering competitively priced first-to-market products that are more effective than other products.

The Company does not expect near term competition for any of its GSN-FC storage array and GSN bridge/router products. The Company believes its ability to provide complete product infrastructure will give it an advantage for products for which there are competitors.

SUPPLIERS

The Company purchases its non-critical parts and services from distributors. Generally, the Company purchases its critical parts directly from manufacturers. In the event that a manufacturer would be unable to supply parts, the Company would select an alternative supplier, however a select few components are single sourced and if unavailable, the Company would be required to redesign the product. Price increases are generally passed along to the customer.

All out-sourced circuit board fabrication and circuit board assembly work is done with suppliers who are ISO 9001 certified.

EMPLOYEES

As of September 30, 1999, the Company had 28 employees, of which 27 were full-time employees. Of the 27 full time employees, five are employed by VideoPropulsion, Inc. ("VPI"), a wholly owned subsidiary. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

INTELLECTUAL PROPERTY - PATENTS AND TRADEMARKS

The Company owns a U.S. patent (Patent # 5,420,984) covering peripheral controllers and methods for rapid task switching and memory caching, which was issued on May 30, 1995. The Company has applied for other patents covering the following technologies: (1) high-speed data buffer using a virtual first-in first-out register and (2) buffer memory with parallel data and transfer instruction buffering.

The Company has requested the following  trademarks:  (1) GENROCO, (2)  SOLSTOR,
(3) TURBOFIBRE, and (4) TURBOSTOR. Any use of the marks by others on U.S. products in other classes may cause dilution of the mark and the goodwill the Company has created in the mark.

RESEARCH AND DEVELOPMENT ACTIVITIES

Research and development costs are expensed as incurred. Research and development expenses for 1999 were $1,134,000 compared to $1,044,000 in 1998 and $713,000 in 1997, or 24.3%, 18.0% and 19.2% of net sales for 1999, 1998 and
1997, respectively. The Company expects to incur similar levels of research and development costs in 2000 and thereafter.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Company operates in one industry segment as a developer, marketer and manufacturer of high-speed data communication computer hardware.

RISK FACTORS

     GENERAL

     The Company's business strategy includes the sale of products which depend on industry acceptance of its products as a high-speed network standard of choice. The products are also dependent on the availability of driver software and thus the loss of significant numbers of key software development personnel would adversely impact the future results of the Company.

     Prior to making any investment decision, prospective investors should carefully consider the risk factors set forth in addition to the other information presented in this registration statement.

     INDUSTRY

     The Company operates in a highly competitive and fast-paced industry. Technological advances are constantly superceding the latest technological breakthroughs. The speed at which companies must react to target markets is ever increasing and the Company may not be able to attract the engineering talent needed to maintain its current technical leadership position.

     CUSTOMERS

     The increased demand of customers and the increasing presence of the Internet in everyday markets are creating a customer base that demands a quicker response time. This customer expectation coupled with the global economies make meeting these expectations a constant challenge, especially for small companies who may not be able to attract the capital resources needed to meet these demands.

     The Company's customer portfolio is composed of a few global companies that do not provide the luxury of large multi-year contracts. The Company's dependence on a limited number of key customers exposes them to sporadic order rates, which require higher than normal inventory levels to support the business.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The Company's objective is to maximize stockholder value by executing strategies that focus on a balance of three priorities: growth, profitability and liquidity.

During 1999 the Company made significant investments in product development. A very large part of research and development expense for 1999 was dedicated to designing and demonstrating a Gigabyte System Network Storage Array sustaining data transfers in excess of 600 megabytes per second -- eight times the speed of current Fibre Channel disk arrays. The Company has demonstrated that its products have met this standard in 1999. During 2000 the Company plans on continuing to invest in technology capable of being used as building blocks for very high performance, ST enabled SANs that will allow GigE and ATM clients to access storage directly, without intermediate servers.

RESULTS OF OPERATION

YEARS ENDED MARCH 31, 1999, 1998 and 1997

Net sales for 1999 (Fiscal Year ended March 31, 1999) were $4,658,000 compared to $5,788,000 and $3,710,000 for 1998 and 1997, respectively. The Company's 19.5% decline in revenue in 1999 can be attributed to approximately $1,500,000 in reduced revenues from the Company's largest customer (in 1998). The Company's 56.0% increase in revenue from 1997 to 1998 was largely due to increased sales of its TURBOfibre(R) family of Fibre Channel (FC) and Digital Video Broadcast
(DVB) product lines to its customers for use in digital television data transmission and related high I/O performance applications. The Company's products are typically sold to major supercomputer and superserver platform vendors, who in turn utilize these host adapter cards to increase the I/O speed of their systems. The customers' products, which typically sell for more than $1,000,000 per system, are used to receive and archive satellite images, edit weather maps, control newsroom production facilities, edit video films, etc.

Cost of goods sold for 1999 was $1,831,000 compared to $2,346,000 and $1,261,000 for 1998 and 1997, respectively, and was comprised of parts and labor associated with production and testing of circuit boards shipped to customers.

Gross profit for 1999 was $2,827,000  compared to $3,442,000 and $2,449,000  for
1998 and 1997 respectively. The resulting gross margin percentages were 60.7%, 59.5%, and 66.0% of net sales for 1999, 1988 and 1997, respectively. The increase in 1999 was due to a change in product mix together with reduced costs related to producing products for higher volume accounts. The decline in 1998 was primarily due to price concessions made to the Company's largest customer which represented 28%, 41%, and 17% of total revenue in 1999, 1998 and 1997, respectively.

Research  and  development  expenses  for  1999  were  $1,134,000  compared   to
$1,044,000 in 1998 and $713,000 in 1997 or  24.3%, 18.0% and 19.2% of net  sales for 1999, 1998 and 1997, respectively.

Selling, general and administrative expenses for 1999 were $1,584,000 compared to $1,713,000 in 1998 and $1,240,000 in 1997 or 34.0%, 29.6% and 33.4% of net
sales for 1999, 1998 and 1997, respectively. The increases are primarily associated with additional personnel costs related to the areas of sales and marketing. The decline in expenses, as a percentage of revenue, is due to increased revenue as a result of the increased focus on sales and marketing activities.

Income from operations in 1999 was $109,000 compared to income from operations of $685,000 in 1998 and of $496,000 in 1997 or 2.3%, 11.8% and 13.4% of net
sales for 1999, 1998 and 1997, respectively. The changes in earnings are the direct result of respective changes in revenue.

Other income (expense) for 1999 was  ($35,000) compared to $154,000 in 1998  and
$5,000 in 1997.   The  $154,000 of income  in 1998  is primarily  the result  of achieving a favorable outcome in litigation against a former business partner.

The Company's provision for income taxes totaled $28,000 in 1999 versus $205,000 in 1998 and zero in 1997. The effective tax rate in 1999, 1998 and 1997 was 38.0%, 24.4%, and 0.0% respectively, versus the combined Federal and State effective statutory rate of 39%, due to the utilization of net operating loss carryforwards in 1998 and 1997 that were previously fully reserved. Only minimal net operating loss carry-forwards associated with the state of Wisconsin remain available for future use.

Net income was $45,000  compared to $634,000 in  1998 and   $501,000 in 1997  or
1.0%, 11.0%, and 13.5% of net sales for 1999, 1998 and 1997, respectively.

THREE MONTHS ENDED JUNE 30, 1999 AND 1998

During the first quarter of 2000, the Company stayed focused on its objective to become a major source of technology to the growing Storage Area Network (SAN) market. While the Company will continue to provide Fibre Channel Host Bus Adapter (HBA) cards to customers with unique applications, it has begun to focus on its new router and switch products. The Company believes that its ability to provide infrastructure for network independent SAN's will allow integrators of very large storage systems to move up to new levels of performance and flexibility.

Revenue for the three months ended June 30, 1999 increased 34.1% to $1,135,000, compared to $850,000 for the three months ended June 30, 1998. Net income for the quarter was $11,000 or $0.00 per share for the three months ended June 30, 1999 compared to a net loss of $26,000 or $(0.01) per share for the three months ended June 30, 1998. The Company's increase in revenues was the result of increased sales of its Fibre Channel products to customers in the United States and Europe. The increase in earnings during the first quarter of fiscal 2000 was the direct result of increased revenue, as compared to the first quarter of fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 1999 was $524,000, an increase from $506,000 at March 31, 1998. During 1999, net cash provided by operating activities was $81,000, an increase from $77,000 for 1998. The Company's cash position at June 30, 1999 was $764,000.

At June 30, 1999, March 31, 1999 and March 31, 1998 the Company had a revolving line of credit with a bank of up to $500,000 based on a borrowing base relating to eligible accounts receivable. On October 7, 1999, the Company increased its revolving line of credit with a bank to $700,000 based on a borrowing base relating to eligible accounts receivable. Funds borrowed under this agreement bear interest at the rate of LIBOR plus 2.50% (approximately 7.785% at October 7, 1999). This agreement terminates on July 31, 2001 and has restrictive covenants including an obligation to maintain tangible net worth in excess of $1,500,000 and $1,250,000 at March 31, 2001 and 2000, respectively. Amounts borrowed at June 30, 1999, March 31, 1999 and March 31, 1998 were $300,000, $425,000 and $291,000, respectively.

Stockholders' equity increased 22.7% to $1,233,000 at March 1999, compared to $1,005,000 at March 31, 1998 and $278,000 at March 31, 1997. GENROCO's ratio of current assets to current liabilities (current ratio) reached 3.65 to 1 at March 31, 1999 versus 2.51 to 1 at March 31, 1998 and 1.09 to 1 at March 31, 1997.

Expenditures for property and equipment during 1999, 1998 and 1997 were $87,000, $236,000 and $157,000, respectively.

In fiscal 2000, the Company acquired a previously leased 22,000 square foot single story brick facility. The Company entered into loan agreements with a bank and the former property owner. Each agreement contains a mortgage lien against the building. The primary debt agreement with M&I Bank is a mortgage of $1,110,000, bearing interest at an annual rate of 8.5%, being amortized over 20 years, with a balloon payment of approximately $823,000 due in 2006. The secondary debt agreement with the former property owner of $200,000 bears annual interest at 9.0%, is amortized over 20 years with a balloon payment due of approximately $153,000 in April 2001.

Management believes that cash on hand together with funds available under the line of credit and projected cash generated from operations will be sufficient to satisfy fiscal 2000 operating requirements.

YEAR 2000 READINESS

Computers, software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to accurately process certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000 issue." The Company has analyzed the Year 2000 readiness issues related to its computer systems and determined that all systems critical to managing the business are Year 2000 compliant.

The Company has identified its critical component and service providers and is contacting each vendor to assess that vendor's Year 2000 readiness. Because the Company is relying solely on information provided by these vendors, it cannot conclusively provide assurances that all of its critical vendors are or will be Year 2000 ready. Therefore, the Company cannot provide assurances that the Company will not be adversely affected by the Year 2000 change.

The Company has analyzed the Year 2000 readiness status of the products manufactured by the Company. The Company's current product offerings meet the Company's Year 2000 readiness standards.

The Company expects that the total costs of its Year 2000 readiness program will not be material to its financial condition or results of operations. All costs are charged to expense as incurred and do not include potential costs related to any customers or other claims in the normal course of business.

Item 3.     DESCRIPTION OF PROPERTY

The Company's primary physical presence in the United States is its corporate headquarters in Slinger, Wisconsin.

In fiscal 2000, the Company acquired for its corporate headquarters the previously leased 22,000 square foot single story brick facility designed and built specifically for its needs. In conjunction with the acquisition of the building, the Company entered into loan agreements with a bank and the former property owner.

GENROCO currently occupies approximately 16,000 square feet of this space.   The
6,000 square foot balance at the facility is used for warehousing and is available for future growth.

The building is being depreciated over a period of 20 years using the  straight-
line method for book purposes and  accelerated method for tax purposes.   Annual
property taxes are expected to be approximately $17,000 per year.

In the opinion of management, the property is adequately covered by insurance and adequately provides for the operations of the Company's business.

Item 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information at September 30, 1999 with respect to the number of shares of common stock beneficially owned by (i) each person known to the Company to own beneficially more than 5% of the common stock; (ii) each director of the Company; (iii) the Chief Executive Officer, and
(iv) all directors and executive officers of the Company as a group. Unless otherwise noted, each person listed below has sole voting and investment power with respect to his or her shares. The address for each individual set forth below is 255 Info Highway, Slinger, WI 53086.

                                                               PERCENTAGE OF
                                                NUMBER OF       OUTSTANDING
     NAME OF BENEFICIAL OWNER (1)<F1>             SHARES           SHARES
     ---------------------------------------    ---------      -------------
     Carl A. Pick (husband of Barbara)          1,009,631           24.9%
     Barbara Pick (wife of Carl)                  998,004           24.6%
     Chris Good                                   287,376            7.1%
     Keith Brue                                   200,340            4.9%
     All directors and executive officers as
       a group (7 people)                       2,894,198           71.2%

(1)<F1> The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days.

The Company has had an Employee Stock Ownership Plan (ESOP) since April of 1989, which owns 540,600 shares (13.3%) of the 4,057,392 total outstanding shares of GENROCO, Inc. common stock.

All employees of GENROCO, Inc are members of the plan. The ESOP provides for a five year vesting schedule, except that in the event of the sale of the Company all employees become 100% vested.

Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following is a listing of all directors and executive officers of the Company. An officer remains in office until he or she resigns, dies or a different person is appointed to the office. Directors shall hold office until the next annual shareholders' meeting and until the director's successor has been elected or until his or her resignation, death or removal.

        NAME       AGE   POSITION
     -----------   ---   -----------------------------------------------------
     Carl A. Pick   51   Chairman, Chief Executive Officer, President and
                         Director
     Keith Brue     62   Executive Vice President, Chief Financial Officer,
                         Chief Operations Officer,
                         Secretary and Director
     Don Woelz      52   Vice President of Marketing
     Joe Nordman    37   Vice President of Engineering
     Emily Otte     44   Vice President of Sales
     Barbara Pick   48   Director
     Chris Good     48   Director

CARL A. PICK - Chairman, Chief Executive Officer, President and Director. He is responsible for corporate development, marketing strategy, and overall corporate management of the Company. Mr. Pick graduated from Yale University in 1971 with a Bachelor's degree in Computer Engineering. He received a Master's degree in Computer Science from Yale in 1974. He, along with Barbara Pick, his wife, founded General Robotics Corporation ("GRC") in August 1974 and reorganized GRC into GENROCO, Inc. in 1987. Mr. Pick is married to Barbara R. Pick. Mr. Pick is the Chairman and Marketing Director of the High Speed Networking Forum.

KEITH BRUE - Executive Vice President, Chief Operations Officer, Chief Financial Officer, Secretary and Director. He is responsible for manufacturing, materials, logistics, accounting and finance. Mr. Brue received his MBA degree from the University of Chicago and has extensive operations experience with a focus on dealing with mergers, acquisitions and business systems processes. He has been a director of the Company since 1986. He began his career in public accounting with Ernst & Young LLP and has over 20 years of experience with several different high technology companies, including two which were publicly held and traded on NASDAQ, as the result of Initial Public Offerings.

DON WOELZ - Vice President of Marketing. He is responsible for technology and market evaluations, trade shows and technology presentations, and marketing communications. Mr. Woelz graduated from Marquette University in 1970 with a degree in Electrical Engineering and conducted his post-graduate studies in Electrical Engineering and Computer Science at the University of Wisconsin - Milwaukee. He joined GRC in April of 1977 and has held the positions of Sales Engineer, National Sales Manager, General Manager - CAD Systems Division, Vice President of Engineering, and Vice President of Sales.

JOSEPH NORDMAN - Vice President of Engineering. He is responsible for hardware development and management. Mr. Nordman graduated from the University of Wisconsin in 1984 with a degree in Electrical Engineering. He joined GRC in February 1985.

EMILY OTTE - Vice President of Sales since October 1, 1999. She is responsible for sales account management. Ms. Otte joined GRC in July 1979 and has held the positions of Vice President of Operations and Vice President of Special Products.

BARBARA PICK - Chief Executive Officer and President of VideoPropulsion, Inc. since incorporation on October 1, 1999. She also served as Director and Vice President of Sales for GENROCO since incorporation in 1974 to September 30, 1999 and DVB Product manager for DVB and President of GENROCO from 1997 to September 30, 1999. Ms. Pick is married to Carl A. Pick.

CHRIS GOOD - Executive Vice President and Chief Technical Officer of VideoPropulsion, Inc. since incorporation on October 1, 1999. He graduated with an honors degree in Mathematics and Physics from King's College, University of London in 1971. He was formerly with ITT, then Compaq Computer Corporation, UK. He also served as Executive Vice President and Chief Technical Officer of GENROCO, Inc. from 1987 to September 30, 1999.

ITEM 6.     EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by the Company to executives for services rendered during 1999, 1998 and 1997.

                                                               All Other
                                                           Compensation ($)
     Name and Principal Position         Salary ($)            - (1)<F2>
     ---------------------------------   ----------        ----------------
     Carl A. Pick, CEO         1999       $95,953                $2,838
                               1998       175,208                 2,444
                               1997       134,859                 2,456

     Barbara Pick, President   1999        95,953                 2,527
                               1998       175,208                 2,444
                               1997       134,859                 2,264

     Chris Good, CTO           1999        83,678                 4,850
                               1998        99,400                 4,690
                               1997        94,010                 4,709

     Keith Brue, CFO / COO     1999        84,117                 7,639
                               1998       107,886                 6,552
                               1997         8,574                 2,312

     (1)<F2> These amounts are related to the value of stock grants to employees and health and life insurance premiums paid by the Company on behalf of the employee.

DIRECTORS' COMPENSATION

The Company pays director fees to each of its four directors. Directors compensation varies each year, and by individual based on performance of the Company and at the discretion of the board. The following table illustrates the total amount of director fees paid to each director for 1999, 1998 and 1997.

                   1999           1998           1997
                   ----           ----           ----
Carl Pick         $30,795        $37,500        $29,450
Barbara Pick       30,795         37,500         29,450
Chris Good          4,090         12,500         48,125
Keith Brue          4,000          2,500              -

EMPLOYMENT CONTRACTS

STOCK PURCHASE AGREEMENT

The Company has no stock option plans in place. The Company has, from time to time, entered into stock purchase agreements with certain key employees, whereby the Company agreed to loan the employee the funds required to buy common stock from the Company at fair market value on the date of the agreement.

Under the terms of the loan agreements, the employee is obligated to remain in the employment of the Company for a period of three years. The employee's obligation to pay principal and interest on the related note payable is waived at the annual anniversary of the note over a 3-year period and treated as taxable income to the employee and compensation expense to the Company.

A summary of employees stock purchase agreement transactions is set forth below:

                            Number of      Fair Market      Aggregate
  Agreement Dates         Shares Issued   Value / Share    Market Value
  ---------------         -------------   -------------    ------------
  November 1997              144,000           $1.16         $168,000
  August 1998                364,500            1.88          686,475
  July 1999                  223,200            1.83          409,200

At March 31, 1999 and 1998, the notes receivable from employees were $608,000 and $154,000, respectively. The 1998 and 1997 notes are receivable over terms ranging from 15 to 24 months and bear interest at 5.8%. The 1999 notes are receivable over 36 months and bear interest at 5.8%.

The following table summarizes the shares included in the above totals for all executive officers outlining the total shares (adjusted for the 3 for 1 stock split on September 28, 1999 for all shareholders of record as of September 21,
1999), the period over which the note will be waived, original value and the remaining outstanding balance on the notes as of June 30, 1999.

                                                                  Remaining
                   Number of    Amortization  Total original   note balance at
     Name            shares        Period          value        June 30, 1999
     ----          ---------    ------------  --------------   ---------------
Carl Pick             90,000      36 months      $169,500         $117,708
Barbara Pick          90,000      36 months       169,500          117,708
Chris Good            37,500      36 months        70,625           49,045
Keith Brue           181,500      36 months       238,625           91,045

The stock purchase agreements do not provide for any acceleration upon change in control of the Company.

CONFIDENTIALITY AND NON-COMPETE AGREEMENTS

All GENROCO employees have signed a comprehensive non-compete agreement which stipulates that the employee shall not directly or indirectly use, disseminate, disclose, lecture upon or publish any confidential information (as defined therein) while employed by the Company and for a period of two years thereafter. The agreement provides that for a period ending two years after the termination of employment with the Company for whatever reason, the employee shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other entity, intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company, any person who is employed by or otherwise engaged to perform services for the Company.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has notes receivable outstanding to employees and executive officers for the purchase of shares under the stock purchase agreements outlined above in
Item 6 of this registration statement. Exact dates and amounts of the shares are outlined in Part II Item 4 of this registration statement. There are no other related party transactions with the Company.

Item 8.     DESCRIPTION OF SECURITIES

GENERAL

The description of the Company's capital stock contained herein is qualified by reference to the Company's Articles of Incorporation, as amended to date, and By-Laws. The Company's authorized capital stock consists of 5,000,000 common stock shares, par value $0.02 per share and 1,000,000 preferred stock shares, no par value.

COMMON STOCK

As of September 30, 1999, the Company has 4,057,392 (post split) shares of
common stock issued and outstanding.   The Company has authorized only one class
of common stock. The holders of the common stock are entitled to one vote for each share on all matters voted upon by the Company's shareholders, including election of directors, and there is no cumulative voting. The holders of the common stock are also entitled to such dividends as may be declared at the discretion of the Board of Directors out of funds legally available therefore. See "Dividend Policy". Holders of common stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities. The holders of common stock have no preemptive rights to purchase shares of stock of the Company. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities of the Company.

PREFERRED STOCK

The Board of Directors of the Company, without further action by the Company's shareholders, is authorized to issue preferred stock or other senior equity securities in one or more class or series and to determine preferences as dividends and in liquidation, and conversion, redemption and other rights of each such series. The Company's Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation than those held by the holders of common stock. The Company has not issued any preferred stock or other senior equity securities and the Company has no present plans to issue such stock or securities.

ANTITAKEOVER PROVISIONS

Sections 180.1140 to 180.1144 of the "Wisconsin Business Combination Law(the "WBCL") regulate a broad range of "business combinations" between a "resident domestic corporation" (which the Company is) and an "interested shareholder." The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of the company or 10% of its earning power, or issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested shareholder." An "interested shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested shareholder before such acquisition. Accordingly, the Wisconsin Business Combination Statute's prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders. Business combinations after the three-year period following the stock acquisition date are permitted only if (I) the board of directors approved the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.

In addition, the WBCL provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" and a "resident domestic corporation" (as defined below) are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder," with respect to an issuing public corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Such business combinations must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (I) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled, and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Under Section 180.1150 (the "Wisconsin Control Share Statute") of the WBCL, unless otherwise provided in the articles of incorporation (which is not the case with respect to the Company's Amended and Restated Articles of Incorporation), the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of an issuing public corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the issuing public corporation, in certain specified transactions, or in a transaction with respect to which the corporation's shareholders have approved restoration of the full voting power of otherwise restricted shares. In light of the 10% threshold contained in the Wisconsin Business Combination Statute, the Wisconsin Control Share Statute threshold of 20% may not be implicated unless the board of directors approves a transaction that permits the shareholder to exceed the 10% ownership level.

Section 180.1134 (the "Wisconsin Defensive Action Restrictions") of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or
(ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The Company will have, following the distribution, three independent directors, so the restrictions described in clause (ii) will not initially apply to the Company. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring the Company's shares with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

The Company believes that it will qualify as a resident domestic corporation because it is headquartered in Wisconsin. Accordingly the Company will have the above antitakeover protection discussed above.

CERTAIN ANTI-TAKEOVER EFFECTS

Certain provisions of the Company's Articles of Incorporation and By-Laws may have significant anti-takeover effects, including the inability of shareholders to remove directors without cause, and the limitation on the number of directors.

The explicit grant in section 180.0827 of the WBCL, the "Wisconsin Stakeholder Provisions" of discretion to directors to consider nonshareholder constituencies could, in the context of an active "auction" of the Company, has anti-takeover effects in situations where the interests of stakeholders of the Company, including employees, suppliers, customers and communities in which the Company does business, conflict with the short-term maximization of shareholder value.

The Wisconsin Control Share Statute may deter any shareholder from acquiring in excess of 20% of the outstanding stock of the Company and the Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out shareholders without offering an appropriate premium purchase price. In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring the Company's shares with the goal of seeking to have the Company repurchase the shares at a premium.

The statutory provisions and the Company's Articles of Incorporation and By-Law provisions referenced above are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's Board of Directors, and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in the Company and then use the threat of a proxy contest as a means to pressure the Company to repurchase shares at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock, they could increase the likelihood that incumbent directors will retain their positions, and may also have the effect of discouraging a tender offer or other attempt to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders.

Forms of the Company's Articles of Incorporation and By-Laws are attached to this Registration Statement as Exhibits 2.1 and 2.4, respectively, and are incorporated herein by reference. The foregoing description of certain provisions of the Amended and Restated Articles of Incorporation and the By-Laws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Amended and Restated Articles of Incorporation and the By-Laws, including definitions of certain terms in each respective document.

DIVIDEND POLICY

To date the Company has paid no cash dividends on its Common Stock. The Company intends to retain its future earnings, if any, to finance the expansion of its business and for general corporate purposes. The Company does not anticipate paying any cash dividends on its common stock in the future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

TRANSFER AGENT

The transfer agent for the Company's common stock is Fidelity Transfer Company, 1800 S. Temple Suite #301, Box 53, Salt Lake City, UT 84115.

                                    PART II.

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock has been traded on the OTC Bulletin Board as a non-reporting company since 1988. The amount of shares in the hands of non-employee shareholders has historically been less than 20% of total shares outstanding. Trading volume has historically been negligible. The high and low bid prices at the close of each fiscal quarter for the past 14 quarters are as follows (adjusted for 3 for 1 stock split as of September 21, 1999):

                                                     Bid
                                          --------------------------
        QUARTER ENDED                      High                Low
     --------------------------------     ------              ------
     June 30, 1996                         NA                  NA
     September 30, 1996                    NA                  NA
     December 30, 1996                    1.375               0.328
     March 31, 1997                       1.000               0.672

     June 30, 1997                        0.672               0.672
     September 30, 1997                   1.672               0.672
     December 31, 1997                    3.328               1.672
     March 31, 1998                       2.672               1.922

     June 30, 1998                        2.328               1.672
     September 30, 1998                   3.000               1.828
     December 31, 1998                    2.250               1.672
     March 31, 1999                       2.328               1.672

     June 30, 1999                        2.171               1.672
     September 30, 1999                  11.000               1.672

     Source:  Dow Jones News Retrieval Service (Invest-text database)

These quotations represent bid prices without retail markup, markdown, or commission, and may not reflect actual transactions.

As of September 30, 1999, there were approximately 169 shareholders of record of the Company's common stock.

The Company has not paid any cash dividends for the past three fiscal years or during the interim period presented.

Item 2.     LEGAL PROCEEDINGS

The Company is, from time to time, a party to litigation arising in the normal course of its business. The Company believes that none of these actions will have a material adverse effect on the financial condition or results of operations of the Company. Currently there are no litigation claims open.

Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

From fiscal 1997 through September 30, 1999, all of the sales of the Company's securities by the Company have been unregistered. The following table summarizes all stock sales (post split) that have occurred during this time. All sales or grants were made to employees of the Company.

                Number   Per Share   Total
Purchase Date of shares    Amount    Value   Type of Transaction    Exemption
------------- ---------  ---------   -----   -------------------    ---------
June 1996        3,000    $0.58     $1,750   Stock Grant                 701
August 1996    186,000     0.33     62,000   Cash sale                  4(2)
October 1996     3,000     0.33      1,000   Stock Grant                 701
November 1996    3,000     0.33      1,000   Cash Sale                  4(2)
October 1997     1,500     1.16      1,750   Stock Grant                 701
November 1997    6,522     1.16      7,609   Cash Sale                  4(2)
November 1997  144,000     1.16    168,000   Sale in exchange for note  4(2)
January 1998     4,491     3.08     13,847   Cash Sale                  4(2)
February 1998    1,326     2.33      3,094   Cash Sale                  4(2)
May 1998        11,766     1.96     23,121   Cash Sale                  4(2)
June 1998        3,000     2.25      6,750   Stock Grant                 701
August 1998    364,500     1.88    686,475   Sale in exchange for note  4(2)
July 1999      223,200     1.83    408,456   Sale in exchange for note  4(2)

The Company has determined its per share amount based on the trailing 30 day average midpoint between the ask and bid price as listed on the OTC Bulletin Board.

On September 28, 1999, the Company issued 2,704,928 shares of common stock in response to having declared a share dividend at the rate of two shares of authorized but unissued common stock, $0.02 par value, of the Company for each share of common stock issued and outstanding at the close of business on September 21, 1999 (the "Effective Date"), so as to effect a 3 for 1 forward stock split in the form of a share dividend (the "Stock Split").

Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS

Under the WBCL, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

INDEMNIFICATION AND INSURANCE

Under Section 180.0851 (1) of the WBCL, the Company is required to indemnify a director or officer to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by Section
180.0851 (2) of the WBCL to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was an officer or director of the Company, unless it is determined that he or she breached or failed to perform a duty owed to the Company and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 (1) of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance expenses that a director or officer may have under the Company's articles of incorporation, bylaws, a written agreement or a resolution of the Board of Directors or shareholders.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to
180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851 (2) referred to above.

Under Section 180.0833 of the WBCL, the directors of the Company against whom claims are asserted with respect to the declaration of an improper dividend or other distribution to shareholders to which they assented are entitled to contribution from other directors who assented to such distribution and from shareholders who knowingly accepted the improper distribution, as provided therein.

Article VIII of the Company's By-Laws contains provisions that generally parallel the indemnification provisions of the WBCL and cover certain procedural matters not dealt with in the WBCL.

Directors and officers of the Company are not covered by directors' and officers' liability insurance under which they would be insured against expenses and liabilities arising out of proceedings to which they could be parties by reason of being or having been directors or officers.

                                 GENROCO, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                    CONTENTS

Report of Public Accountants                                               20

Consolidated Financial Statements

Consolidated Balance Sheets                                                21
Consolidated Statements of Operations                                      22
Consolidated Statements of Cash Flows                                      23
Consolidated Statements of Stockholders' Investment                        24
Consolidated Notes to Financial Statements                                 25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of GENROCO, Inc.:

We have audited the accompanying consolidated balance sheets of GENROCO, Inc. (a Wisconsin corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GENROCO, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                /s/ ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
May 7, 1999.
Except for Note 1(k), as to which the date is October 13, 1999

                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                                                                                                  (unaudited)
                                                               Year ended March 31,       Three months ended June 30,
                                                             -------------------------    ---------------------------
                 ASSETS                                         1999           1998           1999           1998
                 ------                                      ----------     ----------     ----------     ----------
CURRENT ASSETS:
Cash and cash equivalents                                     $524,359       $506,186       $764,118       $481,041
Accounts receivable, net of allowance of $3,000                904,373        533,353        505,404        544,641
Inventories                                                    458,608        680,516        518,060        671,067
Prepaid expenses                                                56,504         65,275         76,040         59,690
Employee advances                                               13,482         10,000         48,530          6,324
Deferred tax asset                                              34,000              -         34,000              -
                                                            ----------     ----------     ----------     ----------
Total current assets                                         1,991,326      1,795,330      1,946,152      1,762,763

PLANT AND EQUIPMENT, at cost:
Leasehold improvements                                          10,593         10,593         10,593         10,593
Machinery and equipment                                        577,223        851,284        681,187        493,496
                                                            ----------     ----------     ----------     ----------
                                                               587,816        861,877        691,780        504,089
Less- Accumulated depreciation and amortization                264,039        516,409        293,961        180,986
                                                            ----------     ----------     ----------     ----------
Net plant and equipment                                        323,777        345,468        397,819        323,103
OTHER ASSETS                                                    28,314          9,825         27,870         13,929
                                                            ----------     ----------     ----------     ----------
Total assets                                                $2,343,417     $2,150,623     $2,371,841     $2,099,795
                                                            ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------
  LIABILITIES AND STOCKHOLDERS' INVESTMENT
  ----------------------------------------
CURRENT LIABILITIES:
Accounts payable                                              $145,323       $254,544       $298,341       $323,646
Income taxes payable                                            48,373        165,479         35,556        147,479
Current portion of capital leases payable                       98,264         96,878        104,179         95,021
Accrued payroll and payroll taxes                              180,392        126,899        107,574         90,655
Other accrued liabilities                                       72,815         70,444         44,427         71,101
                                                            ----------     ----------     ----------     ----------
Total current liabilities                                      545,167        714,244        590,077        727,902
DEFERRED TAX LIABILITY                                          34,800              -         34,800              -
LONG-TERM DEBT:
Line of credit                                                 425,000        291,000        300,000        398,000
Capital leases payable                                         105,080        140,206        166,088        119,024
                                                            ----------     ----------     ----------     ----------
Total liabilities                                            1,110,047      1,145,450        466,088        517,024

STOCKHOLDERS' INVESTMENT:
Preferred stock, 1,000,000 shares authorized,
  no shares outstanding at June 30, 1999,
  March 31, 1999 and 1998                                            -              -              -              -
Common stock, $.02 par value, 5,000,000 shares
  authorized, 3,834,192, 3,847,086, 3,482,820 shares
  outstanding at June 30, 1999, March 31, 1999 and
  1998, respectively                                            76,941         69,657         76,683         69,951
Paid-in capital                                              1,586,078        897,341      1,563,872        926,918
Notes receivable from stockholders                            (608,316)      (154,008)      (534,485)      (154,008)
Advance to ESOP                                                (58,946)             -        (73,656)      (153,687)
Retained earnings                                              237,613        192,183        248,462        165,695
                                                            ----------     ----------     ----------     ----------
Total stockholders' investment                               1,233,370      1,005,173      1,280,876        854,869
                                                            ----------     ----------     ----------     ----------
Total liabilities and stockholders' investment              $2,343,417     $2,150,623     $2,371,841     $2,099,795
                                                            ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                            GENROCO, INC. AND SUBSIDIARIES
                            ------------------------------

                        CONSOLIDATED STATEMENTS OF OPERATIONS
                        -------------------------------------

                                                                                              (Unaudited)
                                            Years ended March 31,                     Three months ended June 30,
                                   ----------------------------------------     ----------------------------------------
                                      1999           1998           1997           1999           1998           1997
                                   ----------     ----------     ----------     ----------     ----------     ----------
NET SALES                          $4,657,993     $5,788,365     $3,709,808     $1,134,914       $849,626     $1,615,39
COST OF GOODS SOLD                  1,831,371      2,346,115      1,261,062        400,166        400,742       630,224
                                   ----------     ----------     ----------     ----------     ----------    ----------
   Gross profit                     2,826,622      3,442,250      2,448,746        734,748        448,884       985,173
                                   ----------     ----------     ----------     ----------     ----------    ----------
OPERATING EXPENSES:
   Research and development         1,134,007      1,044,424        712,902        279,866        224,590       256,366
   Selling                            880,260        817,490        425,951        237,201        136,424       203,038
   Customer service                    52,517         63,035         46,101          4,553         10,772        12,893
   General and administrative         650,952        832,499        767,653        184,937        117,086       270,793
                                   ----------     ----------     ----------     ----------     ----------    ----------
          Total operating expenses  2,717,736      2,757,448      1,952,607        706,557        488,872       743,090
                                   ----------     ----------     ----------     ----------     ----------    ----------
          Income from operations      108,886        684,802        496,139         28,191        (39,988))     242,083
OTHER (EXPENSE) INCOME                (35,456)       153,866          5,123        (10,342)        (4,500)       (1,190)
                                   ----------     ----------     ----------     ----------     ----------    ----------
   Income (loss) before income taxes   73,430        838,668        501,262         17,849        (44,488)      240,893
PROVISION (CREDIT) FOR INCOME TAXES    28,000        204,770              -          7,000        (18,000)            -
                                   ----------     ----------     ----------     ----------     ----------    ----------
NET INCOME (LOSS)                     $45,430       $633,898       $501,262        $10,849       ($26,488)     $240,893
                                   ----------     ----------     ----------     ----------     ----------    ----------
                                   ----------     ----------     ----------     ----------     ----------    ----------
BASIC EARNINGS PER SHARE                $0.01          $0.19          $0.16          $0.00         $(0.01)        $0.07

FULLY DILLUTED
EARNINGS PER SHARE                      $0.01          $0.19          $0.16          $0.00         $(0.01)        $0.07

  The accompanying notes to consolidated financial statements are an integral part of these statements.


                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                                                         (Unaudited)
                                                       Years ended March 31,                     Three months ended June 30,
                                              ----------------------------------------     ----------------------------------------
                                                 1999          1998            1997           1999           1998          1997
                                              ----------    ----------      ----------     ----------     ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                            $45,430      $633,898        $501,262       $10,849        ($26,488)     $240,893
   Adjustments to reconcile net income
     (loss) to net cash provided by
     (used in) operating activities-
       Depreciation and amortization            109,888        86,256          57,300        30,366          22,558        17,615
       Provision for deferred taxes                 800             -               -             -               -             -
       Compensation expense from
         forgiveness of notes receivable
         from stockholders                      221,667        80,542               -        73,831               -             -
       Compensation expense from grants
         of common stock                         36,420         1,750           2,750             -          29,871             -
       Change in-
           Accounts receivable                 (371,020)     (119,268)       (221,078)      398,969         (11,288)      (76,063)
           Inventories                          221,908       (34,692)       (377,735)      (59,452)          9,449      (205,104)
           Prepaid expenses and employee
             advances                             5,289       (13,977)          1,064       (54,584)          9,261       (61,314)
           Other assets                         (19,265)       13,929          (8,316)            -          (4,297)       (8,006)
           Accounts payable                    (109,221)     (238,627)        231,469       153,018          69,102        49,777
           Accrued ESOP contributions                 -      (175,105)         85,168             -               -             -
           Accrued liabilities                  (61,242)      198,749           9,620      (114,023)        (53,587)      151,596
           Accrued litigation costs                   -      (356,051)              -             -               -             -
                                               --------      --------        --------      --------        --------      --------
               Total adjustments                 35,224      (556,494)       (219,758)      428,125          71,069      (131,949)
                                               --------      --------        --------      --------        --------      --------
               Net cash provided by (used in)
                 operating activities            80,654        77,404         281,504       438,974          44,581       108,944
                                               --------      --------        --------      --------        --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of plant and equipment              (87,421)     (236,731)       (157,492)     (103,964)              -       (61,744)
                                               --------      --------        --------      --------        --------      --------
               Net cash used in investing
                 activities                     (87,421)     (236,731)       (157,492)     (103,964)              -       (61,744)
                                               --------      --------        --------      --------        --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt               1,397,690       505,032         144,882       366,923         374,961        35,823
   Principal payments of long-term debt      (1,297,430)     (136,912)        (73,973)     (425,000)       (291,000)      (15,000)
   Purchase of common stock                     (16,374)      (14,875)              -       (22,464)              -             -
   Payment of notes receivable from
     stockholders                                     -        25,710          90,403             -               -             -
   Advance to ESOP                              (58,946)            -               -       (14,710)       (153,687)            -
                                               --------      --------        --------      --------        --------      --------
               Net cash provided by (used in)
                 financing activities            24,940       378,955         161,312       (95,251)        (69,726)       20,823
                                               --------      --------        --------      --------        --------      --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                               18,173       219,628         285,324       239,759         (25,145)       68,023

CASH AND CASH EQUIVALENTS, beginning of year    506,186       286,558           1,234       524,359         506,186       286,558
                                               --------      --------        --------      --------        --------      --------
CASH AND CASH EQUIVALENTS, end of year         $524,359      $506,186        $286,558      $764,118        $481,041      $354,581
                                               --------      --------        --------      --------        --------      --------
                                               --------      --------        --------      --------        --------      --------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
              ---------------------------------------------------

                                                                                 Notes                                Total
                                              Common Stock                    Receivable                Retained  Stockholders'
                                          --------------------     Paid-in       From       Advance     Earnings      Equity
                                           Shares      Amount      Capital   Stockholders   to ESOP     (Deficit)   (Deficit)
                                          --------    --------     --------  ------------   --------    ---------   ---------
BALANCE, March 31, 1996                  3,099,981     $62,001     $617,822    $(53,113)      $    -   $(942,977)   $(316,267)
   Net income                                    -           -            -           -            -     501,262      501,262
   Issuance - sale to officers             189,000       3,780       59,220     (63,000)           -           -            -
   Issuance - grants to directors            3,000          60        1,690           -            -           -        1,750
   Issuance - grants to employees            3,000          60          940           -            -           -        1,000
   Payments on notes receivable
     from stockholders                           -           -            -      90,403            -           -       90,403
                                        ----------  ----------   ----------  ----------   ----------  ----------   ----------
BALANCE, March 31, 1997                  3,294,981      65,901      679,672     (25,710)           -    (441,715)     278,148
   Net income                                    -           -            -           -            -     633,898      633,898
   Retirement of purchased shares           (6,000)       (120)     (14,755)          -            -           -      (14,875)
   Issuance - sale to directors            144,000       2,880      165,120    (168,000)           -           -            -
   Issuance - sale to employees             48,339         966       65,584     (66,550)           -           -            -
   Issuance - grant to employees             1,500          30        1,720           -            -           -        1,750
   Forgiveness of notes receivable
     from stockholders                           -           -            -      80,542            -           -       80,542
   Payments on notes receivable from
     stockholders                                -           -            -      25,710            -           -       25,710
                                        ----------  ----------   ----------  ----------   ----------  ----------   ----------
BALANCE, March 31, 1998                  3,482,820      69,657      897,341    (154,008)           -     192,183    1,005,173
   Net income                                    -           -            -           -            -      45,430       45,430
   Retirement of purchased shares          (18,000)       (360)     (26,514)     10,500            -           -      (16,374)
   Issuance - sale to officers             255,000       5,100      475,150    (480,250)           -           -            -
   Issuance - sale to employees            109,500       2,190      204,035    (206,225)           -           -            -
   Issuance - grants to employees           17,766         354       36,066           -            -           -       36,420
   Forgiveness of notes receivable
     from stockholders                           -           -            -     221,667            -           -      221,667
   Advance to ESOP                               -           -            -           -      (58,946)          -      (58,946)
                                        ----------  ----------   ----------  ----------   ----------  ----------   ----------
BALANCE, March 31, 1999                  3,847,086      76,941    1,586,078    (608,316)     (58,946)    237,613    1,233,370
   Net Income                                    -           -            -           -            -      10,849       10,849
   Retirement of purchased shares          (12,894)       (258)     (22,206)          -            -           -      (22,464)
   Forgiveness of notes receivable
     from stockholder                            -           -            -      73,831            -           -       73,831
   Advance to ESOP                               -           -            -           -      (14,710)          -      (14,710)
                                        ----------  ----------   ----------  ----------   ----------  ----------   ----------
BALANCE, June 30, 1999                   3,834,192     $76,683   $1,563,872   $(534,485)    $(73,656)   $248,462   $1,280,876
                                        ----------  ----------   ----------  ----------   ----------  ----------   ----------
                                        ----------  ----------   ----------  ----------   ----------  ----------   ----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 GENROCO, INC.
                                 -------------

                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                            MARCH 31, 1999 AND 1998
                            -----------------------

(1)  Description of the Company-
     --------------------------

     GENROCO, Inc. and its subsidiaries (collectively the "Company") is a Wisconsin corporation. The Company is engaged in the design, manufacture and service of computer components to customers who are engaged in the production and sale of high performance computers and workstations as well as providing engineering and design services to customers on a worldwide basis. These services include complex software and engineering designs for applications specific products requiring very high data transfer rates (in excess of 80 MB per second). The Company operates as a single segment.
     Net sales for components were approximately 96% of total Company net sales in 1999.

     The Company had three customers that individually accounted for 34%, 28% and 19% of net sales in 1999. The Company had four customers that individually accounted for 41%, 14%, 11% and 11% of net sales in 1998. The Company had five customers that individually accounted for 27%, 17%, 12%, 12% and 9% of net sales in 1997.

     Sales to foreign customers accounted for a significant portion of Company sales. Sales to foreign countries were as follows:

                     Year Ended        Year Ended         Year Ended
                   March 31, 1999    March 31, 1998     March 31, 1997
                   --------------    --------------     --------------
     France          $1,599,000         $474,000          $  330,000
     Japan           $  887,000         $828,000          $1,038,000

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Interim financial information-
          -----------------------------

          The accompanying financial statements as of June 30, 1999 and 1998 and for the three-month periods ending June 30, 1999, 1998 and 1997 are unaudited. In the opinion of management of the Company, these financial statements reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the financial statements. The results of operations for the three-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2000.

     (b)  Revenue recognition-
          -------------------

          Revenue from product sales is recognized when the products are shipped. Service revenue from engineering and design work is recognized as the services are provided.

     (c)  Principles of consolidation-
          ---------------------------

          The consolidated financial statements include the accounts of GENROCO, Inc. and its wholly owned subsidiary, GENROCO International, Inc. which serves as the operating entity of the Company. All significant intercompany accounts and transactions have been eliminated.

     (d)  Cash and cash equivalents-
          -------------------------

          Cash equivalents are defined as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

     (e)  Inventories-
          -----------

          Inventories are stated at the lower of average cost, determined using the first-in, first-out method, or market. Inventories consist of:

                                                               (Unaudited)
                                          March 31,             June 30 ,
                                       1999       1998       1999        1998
                                     --------   --------   --------    --------
          Raw materials and
            work-in-process          $288,766   $536,246   $357,461   $463,036
          Finished goods              169,842    144,270    160,599    208,031
                                     --------   --------   --------   --------
                                     $458,608   $680,516   $518,060   $671,067
                                     --------   --------   --------   --------
                                     --------   --------   --------   --------

     (f)  Plant and equipment-
          -------------------

          Plant and equipment are stated at cost. The related depreciation and amortization expense has been provided using the straight-line method over the estimated lives of the machinery and equipment (3 to 5 years) and over the shorter of five years or the life of the lease for leasehold improvements. Equipment leases that meet the criteria of capital leases have been capitalized and are being amortized over the lesser of the estimated lives of the machinery and equipment or the term of the lease. Depreciation and amortization expense was approximately $110,000, $86,000, and $57,000 for 1999, 1998 and 1997,
          respectively.

     (g)  Other assets-
          ------------

          Other assets are composed of the following:
                                                               (Unaudited)
                                          March 31,             June 30 ,
                                       1999       1998       1999        1998
                                     --------   --------   --------    --------
          Patent (net of accumulated
            amortization of $4,294
            and $3,519 as of March 31, $13,913    $7,604    $13,449    $11,708
            1999 and 1998, and $4,758
            and $3,713 as of June 30,
            1999 and 1998 respectively)

          Cash surrender value on
            insurance policies (net of
            loans of $84,244 and
            $87,723 as of March 31,    14,401      2,221     14,421      2,221
            1999 and 1998, and
            $84,244 and $85,502 as
            of June 30, 1999
            and 1998 respectively)
                                     --------   --------   --------   --------
                                      $28,314     $9,825    $27,870    $13,929
                                     --------   --------   --------   --------
                                     --------   --------   --------   --------

     (h)  Research and development costs-
          ------------------------------

          Research and development costs are expensed as incurred and shown separately as a component of operating expenses on the Consolidated Statements of Operations.

     (i)  Use of estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (j)  Net income per common share-
          ---------------------------

          The Company accounts for earnings per share according to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" for purposes of calculating earnings per share.

          Basic earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net income by the average number of common shares and common equivalent shares related to the assumed exercise of stock options and warrants. Average common shares for computation of basic earnings per share were 1,256,086, 1,118,722 and 1,073,135 in 1999,
          1998 and 1997, respectively. The Company does not have any common stock equivalents and therefore diluted earnings per share are identical to basic earnings per share.

     (k)  Stock Split-
          -----------

          On September 28, 1999 the Company issued two additional shares of stock to all shareholders of record as of September 21, 1999. All stock disclosures have been restated to effect this split.

     (l)  Reclassifications-
          -----------------

          Certain reclassifications have been made to the prior year amounts for consistency with the current year presentation.

(3)  Revolving Credit Agreement-
     --------------------------

     During 1998, the Company entered into a revolving credit agreement with a major bank, which allows the Company to borrow up to $500,000 based on a borrowing base, as defined. The agreement bears interest at the rate of LIBOR plus 2.75% (approximately 7.72% at March 31, 1999), terminates on July 31, 2000, and has restrictive covenants including an obligation to maintain tangible net worth in excess of $1,000,000 and $1,250,000 for 1999 and 2000, respectively. The agreement is collateralized by current accounts receivable balances.

     The balance outstanding was $425,000 and $291,000 as of March 31, 1999 and 1998, respectively. The revolver is classified as long-term as the Company believes that it has the ability to maintain a borrowing base level during the next year sufficient to support the outstanding balance.

(4)  Long-Term Debt-
     --------------

     Long-term debt consists of:
                                                               (Unaudited)
                                          March 31,             June 30 ,
                                       1999       1998       1999        1998
                                     --------   --------   --------    --------
     Line of credit (See Note 3)     $425,000   $291,000   $300,000   $398,000
     Capital leases                   203,344    237,084    270,268    214,045
                                     --------   --------   --------    --------
                                      628,344    528,084    570,268    612,045
     Less- Current portion            (98,264)   (96,878)  (104,180)   (95,021)
                                     --------   --------   --------    --------
     Total long-term debt            $530,080   $431,206   $466,088   $517,024
                                     --------   --------   --------    --------
                                     --------   --------   --------    --------

     The capital leases are for machinery and equipment. These leases range from 36 to 60 months and bear interest ranging from 9.65% to 17.12%.

     The maturities of long-term debt outstanding as of March 31, 1999 are as follows:

            Fiscal Year              Maturity
            -----------              --------
               2000                   $98,264
               2001                   491,921
               2002                    26,152
               2003                     6,556
               2004                    5,451
                                     --------
                                     $628,344
                                     --------
                                     --------

(5)  Income Taxes-
     ------------

     The Company accounts for income taxes according to provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

     Components of the deferred income taxes are as follows:

                                                                March 31,
                                                            -----------------
                                                            1999         1998
                                                            ----         ----
      Current deferred tax asset-
      Warranty reserve                                       $975        $975
      Accrued employee benefits                             7,239       8,021
      Inventory adjustments                                22,651      33,036
      Bad debt reserve                                      1,170       1,170
      Other                                                 2,765       4,398
                                                         --------    --------
                Total current deferred tax asset           34,800      47,600

      Noncurrent deferred tax liability-
        Property, plant and equipment                    $(34,800)   $(32,900)
                                                         --------    --------

      Net deferred tax asset                             $      -     $14,700

      Valuation allowance                                       -    (14,,700)
                                                         --------    --------
                Net deferred tax liability               $      -    $      -
                                                         --------    --------
                                                         --------    --------

     The following is a summary of components of the provision for income taxes:

                                                          March 31,
                                                 --------------------------
                                                 1999      1998        1997
                                                 ----      ----        ----
       Pretax book income                       $73,430   $838,668   $501,262
                                                -------   --------   --------
                                                -------   --------   --------
       Federal tax                              $20,400   $285,147   $209,290
       State tax                                  6,800     43,065     48,630
       Reversal of valuation allowance                -    (14,812)  (257,920)
       Business tax credits                           -   (108,630)         -
                                                -------   --------   --------
       Current                                   27,200    204,770          -
       Deferred                                     800          -          -
                                                -------   --------   --------
       Total provision                          $28,000   $204,770   $      -
                                                -------   --------   --------
                                                -------   --------   --------

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

                                                             March 31,
                                                     --------------------------
                                                     1999       1998       1997
                                                     ----       ----       ----
       Federal statutory rate                        34.0%      34.0%      34.0%
       State income tax, net of Federal benefit       5.2        5.2        5.2
       Reversal of valuation allowance                -         (1.8)     (39.2)
       Business tax credits and other                (1.1)     (13.0)       -
                                                     ----       ----       ----
       Effective income tax rate                     38.1%      24.4%      -%
                                                     ----       ----       ----
                                                     ----       ----       ----

(6)  Supplemental Disclosure of Cash Flow Information-
     ------------------------------------------------

                                                            March 31,
                                                   1999       1998       1997
                                                   ----       ----       ----
       Cash paid during the year for-
         Interest                                 $31,646    $22,064    $8,977
         Income taxes                            $174,066    $39,291    $    -

       Noncash items-
         Issuance of common stock for notes
           receivable from stockholders          $686,475   $234,550   $63,000

                                                       (Unaudited) June 30,
                                                    1999       1998      1997
                                                    ----       ----      ----
       Cash paid during the three month
        period for-
         Interest                                  $8,341     $7,172    $4,201
         Income taxes                              $    -     $    -    $7,000

       Noncash items-
         Issuance of common stock for notes
           receivable from stockholders            $    -     $    -    $    -

(7)  Transactions with Related Parties-
     ---------------------------------

     As of March 31, 1999 and 1998, the notes receivable from stockholders were $608,316 and $154,008, respectively. The 1998 notes are payable over terms ranging from 15 to 24 months, and bear interest at 5.8%. The 1999 notes are payable over 36 months and bear interest at 5.8%.

(8)  Lease Commitments-
     -----------------

     The Company leases its operating facility located in Slinger, Wisconsin, under an agreement expiring October 31, 1999. The Company has options to renew the lease agreement. The Company also has options to rent additional adjacent space upon 90 days notice and to buy the entire building at the end of the lease term or at any time during the lease term (or extended term). Total rent expense was approximately $109,000, $103,000 and $52,000 in 1999, 1998 and 1997, respectively.

     As of March 31, 1999, the approximate future minimum lease payments under operating leases are as follows:
                     Year         Amount
                     ----         ------
                     2000        $43,000

(9)  Employee Benefit Plans-
     ----------------------

     The Company has an Employee Stock Ownership Plan and Trust (the "Plan"), covering substantially all domestic employees. The Company's contribution to the Plan is discretionary and is determined annually by the Board.

     Expense recorded under the Plan was approximately $131,000, $92,000 and $150,000 in 1999, 1998 and 1997, respectively.

     The Company funded the current year contribution of $131,000, and made an advance to the Plan of approximately $59,000 that is included as a component of stockholders' investment on the balance sheet.

     The Plan owned 558,600 and 486,105 shares of Company stock as of March 31, 1999 and 1998, respectively.

(10) Stock Options-
     -------------

     The Company granted executive stock options on March 1, 1997 that vested over three years beginning April 1, 1997. During 1998, these options were cancelled prior to any options being exercised.

     The Company accounts for its option grants using the intrinsic value based method pursuant to APB Opinion No. 25 and Statement of Financial Accounting Standards No. 123 (SFAS No. 123) under which no compensation expense was recognized in 1999 and 1998. All options granted in 1997 were terminated in 1998 and as such there was no compensation cost recognized for these options pursuant to the fair value method under SFAS No. 123. No options were granted during 1999 or 1998.

                                                    (Unaudited)
                                                Three months ended
                                                   June 30, 1999                     1999                          1998
                                             ------------------------      ------------------------       -----------------------
                                                             Weighted                      Weighted                      Weighted
                                                             Average                       Average                       Average
                                                             Exercise                      Exercise                      Exercise
                                              Options         Price         Options         Price         Options         Price
                                             ----------     ----------     ----------     ----------     ----------     ----------
Outstanding at beginning of year                   -        $     -             -        $     -          24,000       $      -
Granted                                            -              -             -              -               -              -
Exercised                                          -              -             -              -               -              -
Forfeited                                          -              -             -              -         (24,000)             -
                                             ----------     ----------     ----------     ----------     ----------     ----------
Outstanding at end of year                         -        $     -             -        $     -               -       $      -
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------     ----------     ----------

Exercisable at end of period                       -        $     -             -        $     -               -       $      -
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------     ----------     ----------

(11) Capital Stock-
     -------------

     Preferred stock authorized is 1,000,000 shares. As of March 31, 1999 and 1998, respectively, no preferred stock had been issued. Common stock authorized is 5,000,000 shares. There were 3,847,086, 3,482,820 and 3,294,981 shares outstanding (adjusted for 3 for 1 stock split in September
     1999) as of March 31, 1999, 1998 and 1997, respectively.

     Stock grants awarded during 1999 and 1998 were valued using an average of the bid and ask price for the thirty days prior to the grant date.

(12) Contingencies and Liabilities-
     -----------------------------

     During 1997, a court granted a summary judgment against the Company in favor of Avnet, Inc. ("AVNET") in the amount of $217,891. The Company established a reserve relating to certain claims and counter claims, in the amount of $356,051 as of March 31, 1997. During 1998, the case was settled and a payment of $75,000 was made in full settlement of all claims and counter claims and the balance of the reserve was recognized as nonoperating income during 1998.

                                    PART III

Item 1.     INDEX TO EXHIBITS

The exhibits listed in the following table have been filed as part of this Registration Statement and may be found on the following sequential page numbers.

2.1  Articles of Incorporation of the Company, as amended and restated to date

2.2  Articles of Merger

2.3  Agreement and Plan of Merger

2.4  By-Laws of the Company

3.1  Specimen form of the Company's Common Stock Certificate

6.1  Building Purchase Agreement

6.2  $1,000,000 Mortgage Note- M&I Bank

6.3  $110,000 Mortgage Note - M&I Bank

6.4  Mortgage - former property owner

10.1 Consent of Arthur Andersen LLP

27   Financial Data Schedules

                                   SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 1999
       ---------------------------------
                                        GENROCO, Inc.


                                        By  /s/ Carl A. Pick
                                            -----------------------------------
                                            Carl A. Pick
                                            Chief Executive Officer


                                        By  /s/ Keith E. Brue
                                            -----------------------------------
                                            Keith E. Brue
                                            Chief Financial Officer